FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date May 9, 2005

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: May 5, 2005

NEWS RELEASE 05-15

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

Tyler Resources announces continued drilling success including

 15.25 meters grading 1.64% copper, 25.1 g/t silver and 1.01% zinc in diamond drill hole #23.

Tyler Resources Inc. is pleased to announce assay results for drill holes #22 and 23 from the Main Zone of its Bahuerachi project, Mexico.  Results continue to identify high grade breccia/skarn bodies carrying copper, gold, silver and zinc associated with smaller mineralized porphyry bodies in this part of the system, with consistent grades and geology to vertical depths in excess of 300 meters to date on section 225 N.

Significant intervals for drill holes DDH-BAH #22/23.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-23	78.3	96.5	18.2	0.25		3.5	0.07	0.011	QFP/Skarn
	199.2	286.80*	87.2	0.63	0.05	9.45	0.32	Trace	Skarn
Including	199.2	214.45	15.25	1.64	0.13	25.11	1.01	Trace	Skarn/Breccia
BAH-22	308.2	314.2	6	1.15	0.05	26	0.13	Trace	Skarn
	344	356	12	0.27	Trace	4.8	Trace	Trace	Skarn/Sediments

* includes lost core over 40 cm at 214.45meters.

Additional drill holes are planned for section 225 N to test the large zones of identified skarn mineralization east of hole BAH-23.  Results on the project to date continue to meet expectations and outline bulk mineable potential with local zones of higher grade mineralization.

Drill holes BAH-24, 25, and 26 have been completed and drilling in the Main Zone is continuing with drill holes BAH-27 and 28.  Drilling is currently continuing on site with 2 diamond drilling core rigs.  Due to continued poor performance of the current Reverse Circulation drill crew and equipment, the RC rig has been demobilized from site. The Company is currently preparing new tenders to replace the RC contractor.

Please refer to the drill hole location plan map attached for the general location of all drill holes and sections.

With the recently completed financing, Tyler plans to complete an additional 9,200 meters of core drilling by year’s end and design and begin implementing an appropriate metallurgical study program.  Once RC is active again on the property, which is currently not estimated to begin until later in the summer, Tyler will also begin a resource estimation program within areas successfully drilled to that time.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo and Director, Mr. Brent Gonek, B.Sc, Geology, G.I.T., and Mr. Paul Turnbull, P.Geol,  consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras, President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION,
DRILL HOLES 04-BAH-22 and BAH-23, Looking North, Section 225 North
Refer to geological compilation sketch map and drill hole location Plan for section location, NR 05-015

785,000E
785,100E
785,200E
785,300E
DDH BAH-22
DDH BAH-23
1000 m elev
800 m elev
700 m elev
600 m elev
Fault
18.2 m @ 0.25% copper
3.5 g/t Ag, 0.011 % Mo
15.25 m @
1.64% copper
0.13 g/t Au
25.11 g/t Ag,
1.01 % Zn
6 m @
1.15% copper
26 g/t Ag
0.13 % Zn
87.2 m @
0.63% copper
0.05 g/t Au
9.5 g/t Ag,
0.32 % Zn
12 m @
0.27% copper
4.8 g/t Ag
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral andesite dykes
QFP - Porphyry Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Mineralized Skarn and skarn/breccia systems (garnet dominated)
Pyroxene dominated skarn
Quartz-pyrite-epidote altered andesite volcanic and volcaniclastic rocks
Marble with local fracture controlled sulfide veins and pods of skarn
Siliceous and calcareous bedded sedimentary rocks with 5-20% calc-silicate alteration
Quartz-pyrite altered fine grained clastic sedimentary rocks
0
Scale
100 m

Tyler Resources Inc.
Bahuerachi Project
Mexico
Sketch Geology, Sections
and
drill hole
Locations
NR# 05-15
May 5, 2005
NORTH
D18
D17
R5
05-BAH-28
D16
R4
05-BAH-25
05-BAH-24
D15
R3
D14
D13/ R1
R2
D19
D21
D20
05-BAH-22
05-BAH-23
05-BAH-26
05-BAH-27
Section 225 North
Legend
Sketch Geological Compilation
Phase 1, July 2004
Lithological Units
Post Mineral Intrusions (diorite, andesites, dacites, rhyolites)
Undifferentiated high grade breccia and skarn zones
Quartz-Feldspar porphyries (QFP) Undifferentiated
Limestone and marbles
Mixed volcanic and sedimentary units
Phase 1 drill hole collar locations, number and surface trace
Phase 2 drill holes completed, assays reported (D-Diamond, R-RC)
Phase 2 drill holes completed, assays outstanding
Phase 2 drill holes in progress
Phase 2 drill holes, drill pads ready
Scale
0
250 M
500 Meters